[LETTERHEAD]
 LEEP

                                                                  Dennis Schrage
                                                                        Chairman


January 3, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
Attn: Tracey Houser


RE: Form 8-K Item 4.01 filed November 16, 2004
    File # 33-67656-S

Dear Ms. Houser:

Per your letter dated November 18, 2004 with your comments following the review of our 8-K filing, we are responding to your suggestion that we should revise our filing. The following actions and explanations are in conjunction with Items 1-5 as listed in your letter.

      Item 1. After further inquiry we have determined that Squar Milner was advised of being terminated as the accountants of record on August 11, 2004, the date JORGENSEN & CO. (at the time W. Alan Jorgensen, CPA) contacted them to discuss client acceptance matters.

      Item 2. The Form 8-K is being amended to reflect the termination of the former accountants, Squar Milner, on August 11, 2004.

      Item 3. The Form 8-K is being revised to reflect the appropriate response for Item 304(a)(l(iv) of Regulation B, as follows. "During the fiscal year ended April 30, 2001 and the subsequent interim period through the date of termination of the auditor/client relationship (August 11, 2004) there were no disagreements with Squar Milner (the former accountants) on any matter of accounting principles or practices, financial statement disclosures, or procedure, which would have caused them to make reference to the subject matter of the disagreement(s) in connection with its reports."

      Item 4. We will be submitting the former accountants response to our amended Form 8-K as exhibit 16.

      Item 5. Alan Jorgensen, has advised us that the accounting firm, W. Alan Jorgensen, CPA, became a PCAOB registered CPA firm in May 2004. Effective September 21, 2004 that firm changed its name to JORGENSEN & CO. On or about October 1, 2004, Alan Jorgensen, contacted the PCAOB regarding the name change and was advised to submit copies of the Washington State Board of Accountancy licensing documents reflecting the name change via fax to the PCAOB. That submission was made to the PCAOB on October 1, 2004. On November 30, 2004, Alan Jorgensen again contacted the PCAOB to determine the status of his earlier submission, and was advised to resend the Washington State licensing information, which was done the same day.

      LEEP, Inc. will resubmit a revised Form 8-K Item 4.01 with an accompanying new exhibit 16 accountant response as soon as we receive the response.

      Enclosed is a draft of Form 8-Ka that we will be submitting on the receipt of the Item 16 accountant response letter. Thank you for your cooperation in this matter.

      As directed in your letter, LEEP, Inc. agrees that the Company is responsible for the adequacy and accuracy of the disclosures in the filings. It also agrees that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. LEEP, Inc. also agrees that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,


/s/ Dennis Schrage

Dennis Schrage
Chairman
LEEP, Inc.